UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

PENDRELL CORPORATION

(Name of Subject Company)

PENDRELL CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

70686R302

(CUSIP Number of Class of Securities)

Timothy M. Dozois

Corporate Counsel

Pendrell Corporation

2300 Carillon Point

Kirkland, WA 98033

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

Copy to:

John Rafferty

Morrison & Foerster

425 Market Street

San Francisco, CA 94105-2482

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 to Schedule 14D-9 is being filed by Pendrell Corporation (the “Corporation”) with the Securities and Exchange Commission (the “SEC’) to amend items 4 and 6 of the Corporation’s original Schedule 14D-9 filed with the SEC on October 13, 2017.

Item 1. Subject Company Information

The name of the subject company is Pendrell Corporation, a Washington corporation. The Corporation’s principal executive offices are located at 2300 Carillon Point, Kirkland WA 98033 and its telephone number at its principal executive offices is 425-278-7100. The class of securities to which this Schedule 14D-9 relates is the Corporation’s Class A common stock, $0.01 par value per share (the “Shares”). As of October 13, 2017, there were 19,107,885 Shares outstanding.

Item 2. Identity and Background of Filing Person

The Corporation is the person filing this Schedule 14D-9. This is the Corporation’s response to the tender offer (the “Tender Offer”) submitted to holders of Shares by Lemon Creek Advisers LP and MacKenzie Capital Management LP (collectively “Purchasers”) to purchase up to 1,000,000 Shares at a price of $1 per Share, as disclosed in a Tender Offer Statement on Schedule TO filed by Purchasers with the SEC on October  9, 2017.

Item 3. Past Contracts, Transactions, Negotiations and Agreements

There are no material agreements, arrangements or understandings between the Corporation or its affiliates and Purchasers or their affiliates. Tim Dozois, the Corporation’s corporate counsel and corporate secretary, serves as a director of MacKenzie Realty Capital, Inc., an affiliate of Purchasers. MacKenzie Realty Capital, Inc. is not a party to the Tender Offer, and there are no other actual or potential conflicts of interest between the Corporation or its affiliates and Purchasers or their affiliates.

Item 4. The Solicitation or Recommendation

The Corporation expresses no opinion and is remaining neutral toward the Tender Offer. The Corporation has previously announced a reverse stock split, scheduled for November 30, 2017, through which the Corporation anticipates the fractionalization of approximately 82,000 Shares. The Corporation has announced that it intends to purchase the fractional Shares at a price no less than $6.55 per fractionalized Share. The Corporation does not anticipate that the Tender Offer will have any material impact on (i) the reverse stock split, (ii) the number of Shares fractionalized and purchased by the Corporation because of the reverse stock split, or (iii) the price paid by the Corporation for fractionalized Shares. Moreover, the Corporation has already revealed its position regarding the fair value of its Shares by setting the redemption price for Shares fractionalized by the reverse stock split at a price no less than $6.55 per fractionalized Share. Therefore, the Corporation takes no position on the Tender Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used

Neither the Corporation nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations regarding the Tender Offer.

Item 6. Interest in Securities of the Corporation

On September 15, 2017, the Corporation purchased 1,709 Shares at $6.79 per Share, representing the withholding of restricted stock to satisfy tax withholding obligations upon the vesting of the related restricted stock. On October 3, 2017, the Corporation purchased 200,000 Shares from a sophisticated investor who is not affiliated with the Corporation or Purchasers in a private transaction for $6.73 per share. To the best of the Corporation’s knowledge, after due inquiry, neither the Corporation nor any of its executive officers, directors, affiliates or beneficial owners of 10% or more of the Corporation’s outstanding shares has engaged in any other transaction in the Corporation’s securities during the past 60 days. Additionally, no officers, directors or other affiliates of the Corporation have accepted the Tender Offer and, based on inquiries of such persons, none of them intend to accept the Tender Offer.

Item 7. Purposes of the Transaction and Plans or Proposals

The Corporation expresses no opinion regarding the purpose of the Tender Offer. The Corporation is not, in any manner, altering its plans or proposals in response to the Tender Offer. The Corporation has no reason to question the information set forth in Purchasers’ Schedule TO.

Item 8. Additional Information

Information regarding the Corporation’s scheduled reverse stock split and the Corporation’s related repurchase of fractionalized Shares can be found at

http://www.sec.gov/Archives/edgar/data/1359555/000119312517176992/d290561ddefr14a.htm and

http://www.sec.gov/Archives/edgar/data/1359555/000119312517291468/d460885dsc13e3a.htm .

Item 9. Material to be Filed as Exhibits

None.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PENDRELL CORPORATION

Dated: October 27, 2017	By:	/s/ Timothy M. Dozois
Timothy M. Dozois
Corporate Counsel and Corporate Secretary

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